 **deeprmusic**

···

Become a part of something bigger



Invest in Deepr today

A deeper way to listen to music

Link in bio



Interested in investing in

Deepr?

These are the

PERKS



 **deeprmusic**   • • •

$250

+ You receive 12 song credits for the Deepr Creator Program

 **DCP**

DCP allows creators to upload their music and enter song credits



 **deeprmusic** ...

$500

+ You receive 12 song credits for the Deepr Creator Program  **DCP**

+ **Plus a Deepr t-shirt**
 **Merch**



 **deeprmusic**

$5,000

+ You receive 12 song credits for the Deepr Creator Program  **DCP**

+ Plus a Deepr t-shirt  **Merch**

+ Plus a private online virtual concert by **Eric Bellinger**





 **deeprmusic**



INVEST
TODAY
LINK IN BIO









deeprmusic

DISCOVER MUSIC YOU LOVE
10X
FASTER
THAN SEARCHING BY YOURSELF OR RELYING ON STREAMING RECOMMENDATIONS.
INVEST IN Deepr
LINK IN BIO





deeprmusic

JOIN US
INVEST IN TECH, TALENT, & MUSIC
at wefunder.com/deepr
Deepr
App
• Available for iOS & Android devices
• Syncs effortlessly with Apple Music, Spotify Premium, & YouTube
Widget
• Integrates with any web based platform
• Redefines how we interact with music and content







austinwebster901
Deepr®
INVEST
TODAY
LINK IN BIO
WEFUNDER
INVEST IN DEEPR®
#1 Music Discovery Platform For Artists, Creators And Brands. Shazam Meets IMDB!
PITCH VIDEO
INVESTOR PANEL
Shazam meets IMDB!
10x faster
12
14
11
11
INVEST
WATCH FOR UPDATES
OVERVIEW
UPDATES
WHAT PEOPLE SAY
ASK A QUESTION

















austinwebster901

1:30
WE ARE LIVE
NOW YOU CAN INVEST IN DEEPR!
JOIN US, GRAB A SEAT AT THE TABLE AND LET'S BUILD SOMETHING GREAT TOGETHER!
INVEST IN Deepr
at wefunder.com/deepr

WEFUNDER X Deepr®

Check out our campaign refresh and join us on this journey to elevate music data!

INVEST IN DEEPR®

#1 Music Discovery Platform For Artists, Creators & Brands. Shazam Meets IMDB!

PITCH VIDEO   INVESTOR PANEL


Shazam meets IMDB!
Dive Deepr and discover all music creators behind the music 10x faster
Song View
Create Playlist
WIDGET
Deepr®

deeprmusic.com Atlanta GA

Music App

INVEST TODAY

Music x Tech x Innovation







WEFUNDER X Deepr®
INVEST TODAY
INVEST IN DEEPR®
Discover music like never before. Shazam meets IMDB for music!
DISCOVER SONGWRITERS
DISCOVER PRODUCERS
DISCOVER MUSICIANS
DISCOVER SAMPLES
10X FASTER
08 06 45 08
INVEST
WATCH FOR UPDATES
Convertible Note
Music x Tech x Innovation



INVEST TODAY

BECOME A DEEPR EXPLORER

As a thank you for believing in our vision, any investor who invests in Deepr before July 7th, 2021, will become a Deepr Explorer.

Your name will be listed in both iOS & Android apps in the new, soon to be launched Explorer Club section and additionally you will receive special recognition as a Deepr Explorer on all Deepr social platforms.

Music x Tech x Innovation

CLICK HERE TO INVEST IN DEEPR!



INVEST TODAY

Music x Tech x Innovation

CLICK HERE TO INVEST IN DEEPR!

Grab A Seat At The Table, And Let's Build Something Great Together.


JOIN US
INVEST IN TECH, TALENT, & MUSIC
at wefunder.com/deepr
Deepr
App
Widget

CLICK HERE TO INVEST!

CLICK HERE FOR LINKS TO WATCH & INVEST


UPDATE
$150K
$125K
$100K
$50K
$25K
THANK YOU EARLY INVESTORS!
THERE IS STILL TIME TO JOIN US!
LET'S BUILD SOMETHING GREAT TOGETHER!
INVEST IN Deepr
at wefunder.com/deepr

Grab A Seat At The Table, And Let's Build Something Great Together.

INVESTOR PERKS

the perks	$250	$500	$5K
Receive 12 Song Credits For The Deepr Creator Program (DCP)	✓	✓	
Receive a Deepr T-Shirt		✓	✓
Private Online Virtual Concert By Eric Bellinger (Platinum Recording Artist & Songwriter)			✓

CLICK HERE TO INVEST!



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